UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Rush Enterprises, Inc.
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	0-20797 (Commission File Number)	74-1733016 (IRS Employer Identification No)

555 IH 35 South, Suite 500, New Braunfels, TX (Address of principal executive offices)	78130 (Zip code)

Michael Goldstone

Senior Vice President, General

Counsel and Corporate Secretary

(830) 302-5200

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Rush Enterprises, Inc. (the “Company”) Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available in the “Investor Relations” section of the Company’s website at www.rushenterprises.com.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Rush Enterprises, Inc.

By:	/s/ Michael Goldstone
Michael Goldstone Senior Vice President, General Counsel and Corporate Secretary

Dated:	May 30, 2023